Exhibit 99.1

NXT ANNOUNCES THE COMPLETION OF PEMEX INTEGRATION STUDY
 AND AUTHORING OF JOINT TECHNICAL PAPER

Highlights
o	Completion of SFD® Integration Study conducted by PEMEX
o	Strong correlations with existing geological and geophysical data
o	Joint technical paper to be presented in Cartagena July 24, 2013

CALGARY, ALBERTA, July 2, 2013 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; OTC:NSFDF) announces that Petrolēos Mexicanos (“PEMEX”), the National Oil Company of Mexico, has recently completed a comprehensive analysis (the “Integration Study”) on NXT’s 2012 Stress Field Detection (“SFD®”) survey.  The positive results of the Integration Study will be incorporated in a joint technical paper which is being co-authored by PEMEX and NXT.   This technical paper is scheduled to be presented at the Next Generation Oil & Gas (“NGO”) Latin America Summit 5 to be held July 23 to 25, 2013 in Cartagena, Colombia.

In Q4-2012, NXT completed a US $5.8 million Stress Field Detection (“SFD®”) pilot survey project for PEMEX with the objective of evaluating SFD data in both onshore and offshore areas of the Gulf of Mexico.  PEMEX has recently completed a comprehensive internal evaluation of the NXT SFD® survey results, and involved a comparison with PEMEX’s proprietary engineering, geological and geophysical data, including seismic, and controlled source electromagnetic data.  These results were compiled into an Integration Study, which showed strong correlations of SFD data with existing geological and geophysical data of PEMEX.

George Liszicasz, NXT’s President & CEO noted “we are pleased that PEMEX has completed this comprehensive Integration Study. The joint technical paper will aid in demonstrating to our existing and prospective clients how SFD® surveys can be used to complement other geophysical methods and enhance early stage exploration activity.  Exploration involves a high degree of risk, in part due to the lack of information.  NXT aims to provide our clients with innovative new risk-mitigating data on a rapid and cost-effective basis.  The NGO event will be an excellent opportunity for us to continue showcasing our technology and its applications in offshore and onshore geological environments to a wider industry audience.” Liszicasz added “presently, the Company is engaged in a number of regions to secure significant new contract opportunities.”

NXT is a Calgary based company whose proprietary airborne SFD® survey system provides a survey method that can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The Company’s securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States unless an exemption from such registration is available.

Forward-Looking Statements:

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2012 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Specific forward-looking statements include the planned presentation of the technical paper.

For further information, please contact:

Investor Relations
kin communications inc.
604-684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

Greg Leavens
NXT Energy Solutions Inc.
V-P Finance & CFO
403-206-0805

George Liszicasz
NXT Energy Solutions Inc.
President & CEO
403-206-0800
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.